U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

January 15, 2009

FILED VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Rainier Investment Management Mutual Funds (“the Company”)
File Nos. 33-73792 and 811-08270

Dear Sir or Madam:

Pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), the Company hereby submits Post-Effective Amendment No. 29 to the Company’s Registration Statement for the purpose of adding a new series: Rainier High Yield Portfolio.

Pursuant to Rule 485(a)(2), the Company anticipates that this filing will be effective seventy-five (75) days after filing or as soon as possible thereafter.  At or before that time, the Company will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this registration statement.  The purpose of that filing will be to update any missing information and/or file updated exhibits to the Registration Statement.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (626) 914-7363.

Very truly yours,

/s/ Elaine E. Richards

Elaine Richards
For U.S. Bancorp Fund Services, LLC

Enclosures